November 25, 2013

U. S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attn.: Tom Kluck, Branch Chief

Re:	Greektown Superholdings, Inc. Preliminary Information Statement on Schedule 14C Filed November 13, 2013 File No. 000-53921

Dear Mr. Kluck:

This letter is in response to your comment letter dated November 22, 2013 to Greektown Superholdings, Inc., referred to in this response as the “Company.” For your convenience, we have repeated your comment below in bold, italics, followed by the Company’s response.

General

1. Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and revise your preliminary information statement to provide all additional disclosures required under Rule 13e-3 or, alternatively, please provide us with your analysis as to why Rule 13e-3 is not applicable. Please note that we may have further comments after reviewing your revised disclosure and any additional information you provide us supplementally.

The Company has analyzed Rule 13e-3 under the Securities Exchange Act of 1934 and believes that it is not applicable to the Company’s Information Statement on Schedule 14C.

Rule 13e-3 applies to going private transactions by certain issuers or their affiliates. Under Rule 13e-3(a)(3), a Rule 13e-3 transaction is defined as follows:

“A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.”

The reverse stock split to be conducted by the Company is one of the transactions described in paragraph (a)(3)(i) of Rule 13e-3. The reverse stock split to be conducted by the Company will not, however, cause any of the effects referred to in paragraph (a)(3)(ii) of Rule 13e-3.

The “effects described in paragraph (a)(3)(ii) of this section” are set forth in the Rule as follows:

“(ii) The effects referred to in paragraph (a)(3) of this section are:

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§ 240.12g-4) or Rule 12h-6 (§ 240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§ 240.12h-3) or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The Company’s various classes of equity securities were held of record by fewer than 35 holders at the end of 2012. See the Company’s Form 10-K for the year ended December 31, 2012, filed on April 12, 2013. The largest number of holders of any class of the Company’s equity securities is currently 23, according to the Company’s transfer agent. Thus, the Company’s equity securities are already eligible for termination of registration under Rule 12g-4, as that Rule provides that the Company is eligible for termination of registration as to any class of equity securities if the class in question is held of record by fewer than 300 holders. Rule 12h-6 is not applicable to the Company because the Company is not a foreign private issuer, and Rule 12h-3 is not applicable to the Company because the Company is not subject to any filing obligations under Section 15(d) and because, even if it were, the Company is already eligible for suspension of any such reporting obligations under Rule 12h-3 because no class of its equity securities is held of record by 300 or more holders. See Compliance and Disclosure Interpretation 104.01, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, which deals with precisely this issue.

No class of the Company’s equity securities is listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. As a result, the reverse stock split will not cause the Company’s equity securities to fail to be so listed or quoted.

The reverse stock split does not, therefore, cause any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3, and the reverse stock split contemplated by the Company is therefore not a “Rule 13e-3 transaction” under Rule 13e-3.

Acknowledgements

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (313) 223-2999.

Regards,

/s/ Glen Tomaszewski
GREEKTOWN SUPERHOLDINGS, INC.
Glen Tomaszewski
Senior Vice President, Chief Financial Officer, and Treasurer

cc:	Sandra Hunter
Donald J. Kunz
Clara Seymour